UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Remote MDx, Inc.

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

75961Q 10 1

(CUSIP Number)

Christopher P. Baker

C/O C.P. Baker & Co., Ltd.

99 High Street, 7TH Floor

Boston, MA 02210

(617) 439-0770

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 24, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13(d)-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 75961Q 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

CHRISTOPHER P. BAKER ###-##-####
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

2,768,810
8 SHARED VOTING POWER

4,193,650
9 SOLE DISPOSITIVE POWER

2,768,810
10 SHARED DISPOSITIVE POWER

4,193,650

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,962,460
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.14%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 75961Q 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

ADRIENNE BAKER ###-##-####
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

385,308
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

385,308
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

385,308
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.34%
14	TYPE OF REPORTING PERSON

IN

CUSIP NO. 75961Q 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

ANASAZI PARTNERS III OFFSHORE, LTD. N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

BRITISH VIRGIN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

882,825
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

882,825
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

882,825
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.78%
14	TYPE OF REPORTING PERSON

CO

CUSIP NO. 75961Q 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

ANASAZI PARTNERS II, LLC 04-3626281
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

224,109
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

224,109
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

224,109
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.20%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 75961Q 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

CIMAROLO PARTNERS, LLC 83-0375081
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

481,590
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

481,590
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

481,590
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.43%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 75961Q 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

ANASAZI PARTNERS III, LLC 83-0375085
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

2,210,318
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

2,210,318
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,210,318
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.96%
14	TYPE OF REPORTING PERSON

OO

CUSIP NO. 75961Q 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Christopher P. Baker C/F Derek Baker UGMA ###-##-####
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

MASSACHUSETTS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

2,500
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

2,500
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00%
14	TYPE OF REPORTING PERSON

OO

CUSIP NO. 75961Q 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Christopher P. Baker C/F Christina Baker UGMA ###-##-####
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

MASSACHUSETTS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

2,500
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

2,500
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 75961Q 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Catanese Family 2005 Minority Trust, FBO Allyson Catanese 25-6871577
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

MASSACHUSETTS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

1,500
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

1,500
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00%
14	Type of Reporting Person (See Instructions)

OO

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Catanese Family 2005 Minority Trust, FBO Michelle Catanese 20-6492107
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

MASSACHUSETTS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

1,500
8. SHARED VOTING POWER

0
9. SOLE DISPOSITIVE POWER

1,500
10. SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00%
14.	TYPE OF REPORTING PERSON

OO

CUSIP No. 75961Q 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Catanese Family 2005 Minority Trust, FBO Anthony Catanese Jr. 20-6492121
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

MASSACHUSETTS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

1,500
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

1,500
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00%
14	TYPE OF REPORTING PERSON

OO

SCHEDULE 13D

ITEM 1.	SECURITY AND ISSUER.

This statement on Schedule 13D (this “Statement”) relates to the acquisition of shares of Common Stock, par value $.0001 per share (the “Common Stock”), of Remote MDx, Inc., a Utah corporation (the “Company”), and securities convertible into Common Stock.

The principal executive offices of the Company are located at 150 West Civic Center Drive, Suite 400, Sandy, UT 84070.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) - (c), (f) This Statement on Schedule 13D is being filed by the following persons: (i) Christopher P. Baker, an individual, (ii) Anasazi Partners III Offshore, Ltd., a British Virgin Islands corporation (“Anasazi Offshore”), (iii) Anasazi Partners III, LLC, a Delaware limited liability company (“Anasazi III”), (iv) Cimarolo Partners, LLC, a Delaware limited liability company (“Cimarolo”), (v) Adrienne Baker, an individual, (vi) Anasazi Partners II, LLC, a Delaware limited liability company (“Anasazi II”), (vii) three Catanese Family 2005 Minority Trusts (Catanese Family 2005 Minority Trust, FBO Allyson Catanese, Catanese Family 2005 Minority Trust, FBO Michelle Catanese, and Catanese Family 2005 Minority Trust, FBO Anthony Catanese Jr.), governed by the laws of the Commonwealth of Massachusetts (collectively “Catanese”), and (viii) two Uniform Gift to Minors Accounts (Christopher P. Baker C/F Derek Baker UGMA and Christopher P. Baker C/F Christina Baker), created in favor of the two children of Christopher P. Baker (collectively “UGMA”) (Mr. Baker, Anasazi Offshore, Anasazi III, Cimarolo, Mrs. Baker, Anasazi II, Catanese and UGMA collectively, the “Reporting Persons”).

Information with respect to each of the Reporting Persons is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by another Reporting Person. By their signature on this Statement, each of the Reporting Persons agrees that this Statement is filed on behalf of such Reporting Person.

A list of the directors, executive officers and/or manager, as appropriate, of Anasazi Offshore, Anasazi III, Cimarolo, Anasazi II, Catanese and UGMA is attached hereto as Exhibit 99.B. The address of the principal office for each Reporting Person is as follows:

c/o C.P. Baker & Company, Ltd.

99 High Street, 7th Floor

Boston, MA 02110

Mr. Baker’s principal occupation is President of C.P. Baker & Company, Ltd. Mr. Baker is also the sole manager of C.P. Baker, LLC, a wholly-owned subsidiary of C.P. Baker & Company, Ltd., which serves as the manager of Anasazi Offshore, Anasazi III, Cimarolo and Anasazi II each of which is an investment fund. Mr. Baker is a resident of Massachusetts and a citizen of the United States. The address of C.P. Baker & Company, Ltd. and C.P. Baker, LLC is listed above. Mrs. Baker’s principal occupation is attorney with Dechert, LLP and she is a resident of Massachusetts and a citizen of the United States. The office of Dechert, LLP is 200 Clarendon Street, 27th Floor, Boston, MA 02116-5021.

(d) - (e) During the last five years, none of the Reporting Persons nor, to the knowledge of each Reporting Person, any of the persons set forth on Exhibit 99.B attached hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On April 12, 2004, Mr. Baker entered into a Subscription Agreement for the purchase of $70,588 worth of Series B Convertible Debentures of the Company with a 10% per annum interest (payable in Common Stock) and an option to purchase up to 54,467 shares of Common Stock with an exercise price of $0.54 per share, which was exercised on the same day. In conjunction with this deal, Mr. Baker received 16,176 shares of Common Stock as a dividend and Mr. Baker converted his Series B Convertible Debentures into 156,863 shares of Common Stock on April 21, 2006. Mr. Baker received the following shares of Common Stock as quarterly dividends for his Series B Debentures for the periods of 8/17/04-Q1 2005, Q2 2005, Q3 2005, Q4 2005 and Q1 2006 respectively: 15,857, 6,164, 3,453, 3,453 and 7,338. On February 1, 2006, Mr. Baker entered into a Consulting Agreement with the Company, whereby Mr. Baker received a Warrant for 1,000,000 shares of Common Stock at an exercise price of $0.56 per share. Additionally, on June 20, 2006, Mr. Baker entered into a Purchase Agreement for the purchase of 119,048 shares of Series C Convertible Preferred Stock at $1.68 per share and on August 9, 2006 entered into a Purchase Agreement for the purchase of 298,740 shares of Series C Convertible Preferred Stock at $1.68 per share. Holders of Series C Convertible Preferred Stock are entitled to a 8% dividend per annum, payable in additional shares of Series C Convertible Preferred Stock and Mr. Baker has received the following three dividends for the periods of Q3 2006, Q4 2006 and Q1 2007-4/10/07 respectively: 10,138, 8,630, and 9,157. Moreover, Mr. Baker’s dividends have accrued a total of 411 shares of Series C Convertible Preferred Stock as additional dividends from Q1 2007-4/10/07. Furthermore, on March 2, 2007, Mr. Baker acquired 50,000 shares of Common Stock at $2.00 per share through participation in a Rights Offering, and received a Warrant for 116,667 shares of Common Stock with an exercise price of $2.00. On April 24, 2007, Mr. Baker elected to convert, pursuant to the terms of the Series C Convertible Preferred Stock, all of his shares of Series C Convertible Preferred Stock into 1,338,372 shares of Common Stock. The source of the funds used for the purchase of the securities by Mr. Baker was personal funds.

On August 28, 2006, Mrs. Baker entered into a Purchase Agreement for the purchase of 119,048 shares of Series C Convertible Preferred Stock at $1.68 per share. Holders of Series C Convertible Preferred Stock are entitled to a 8% dividend per annum, payable in additional shares of Series C Convertible Preferred Stock and Mrs. Baker has received the following three dividends for the periods of Q3 2006, Q4 2006 and Q1 2007-4/10/07 respectively: 4,149, 2,485, and 2,609. Moreover, Mrs. Baker’s dividends have accrued a total of 145 shares of Series C Convertible Preferred Stock as additional dividends from Q1 2007-4/10/07. On April 24, 2007, Mrs. Baker elected to convert, pursuant to the terms of the Series C Convertible Preferred Stock, all of her shares of Series C Convertible Preferred Stock into 385,308 shares of Common Stock. The source of the funds used for the purchase of the securities by Mrs. Baker was personal funds.

On April 12, 2004, Anasazi III entered into a Subscription Agreement for the purchase of $70,588 worth of Series B Convertible Debentures of the Company with a 10% per annum interest (payable in Common Stock) and an option to purchase up to 54,467 shares of Common Stock with an exercise price of $0.54 per share, which was exercised on the same day. In conjunction with this deal, Anasazi III received 16,176 shares of Common Stock as a dividend and Anasazi III converted its Series B Convertible Debentures into 156,863 shares of Common Stock on April 21, 2006. Anasazi III received the following shares of Common Stock as quarterly dividends for its Series B Debentures for the periods of 8/17/04-Q1 2005, Q2 2005, Q3 2005, Q4 2005 and Q1 2006 respectively: 15,857, 6,164, 3,453, 3,453 and 7,338. Additionally, on April 20, 2006, Anasazi III entered into a Purchase Agreement for the purchase of 424,403 shares of Series C Convertible Preferred Stock at $1.68 per share and on June 20, 2006 entered into a Purchase Agreement for the purchase of 178,572 shares of Series C Convertible Preferred Stock at $1.68 per share. Holders of Series C Convertible Preferred Stock are entitled to a 8% dividend per annum, payable in additional shares of Series C Convertible Preferred Stock and Anasazi III has received the following three dividends for the periods of Q3 2006, Q4 2006 and Q1 2007-4/10/07 respectively: 19,273, 12,614, and 13,289. Moreover, Anasazi III’s dividends have accrued a total of 698 shares of Series C Convertible Preferred Stock as additional dividends from Q1 2007-4/10/07. On April 24, 2007, Anasazi III elected to convert, pursuant to the terms of the Series C Convertible Preferred Stock, all of its shares of Series C Convertible Preferred Stock into 1,946,547 shares of Common Stock. The source of the funds used for the purchase of the securities by Anasazi III was working capital.

On April 12, 2004, Anasazi Offshore entered into a Subscription Agreement for the purchase of $70,588 worth of Series B Convertible Debentures with a 10% per annum interest (payable in Common Stock) and an option to purchase up to 54,467 shares of Common Stock with an exercise price of $0.54 per share, which was exercised on the same day. In conjunction with this deal, Anasazi Offshore received 16,176 shares of Common Stock as dividend and Anasazi Offshore converted its Series B Convertible Debentures into 156,863 shares of Common Stock on April 21, 2006. Anasazi Offshore received the following shares of Common Stock as quarterly dividends for its Series B Debentures for the periods of 8/17/04-Q1 2005, Q2 2005, Q3 2005, Q4 2005 and Q1 2006 respectively: 15,857, 6,164, 3,453, 3,453 and 7,338. Additionally, on May 2, 2006, Anasazi Offshore entered into a Purchase Agreement for the purchase of 59,524 shares of Series C Convertible Preferred Stock at $1.68 per share and on August 9, 2006 entered into a Purchase Agreement for the purchase of 119,048 shares of Series C Convertible Preferred Stock at $1.68 per share. Holders of Series C Convertible Preferred Stock are entitled to a 8% dividend per annum, payable in additional shares of Series C Convertible Preferred Stock and Anasazi Offshore has received the following three dividends for the periods of Q3 2006, Q4 2006 and Q1 2007-4/10/07 respectively: 4,788, 3,698, and 3,914. Moreover, Anasazi Offshore’s dividends have accrued a total of 186 shares of Series C Convertible Preferred Stock as additional dividends from Q1 2007-4/10/07. Furthermore, on March 2, 2007, Anasazi Offshore acquired 13,674 shares of Common Stock at $2.00 per share through participation in a Rights Offering, and received a Warrant for 31,906 shares of Common Stock with an exercise price of $2.00. On April 24, 2007, Anasazi Offshore elected to convert, pursuant to the terms of the Series C Convertible Preferred Stock, all of its shares of Series C Convertible Preferred Stock into 573,474 shares of Common Stock. The source of the funds used for the purchase of the securities by Anasazi Offshore was working capital.

On April 12, 2004, Cimarolo entered into a Subscription Agreement for the purchase of $70,588 worth of Series B Convertible Debentures with a 10% per annum interest (payable in Common Stock) and an option to purchase up to 54,467 shares of Common Stock with an exercise price of $0.54 per share, which was exercised on the same day. In conjunction with this deal, Cimarolo received 16,176 shares of Common Stock as dividend and Cimarolo converted its Series B Convertible Debentures into 156,863 shares of Common Stock on April 21, 2006. Cimarolo received the following shares of Common Stock as quarterly dividends for its Series B Debentures for the periods of 8/17/04-Q1 2005, Q2 2005, Q3 2005, Q4 2005 and Q1 2006 respectively: 15,857, 6,164, 3,453, 3,453 and 7,338. Additionally, on April 26, 2006, Cimarolo entered into a Purchase Agreement for the purchase of 59,524 shares of Series C Convertible Preferred Stock at $1.68 per share. Holders of Series C Convertible Preferred Stock are entitled to a 8% dividend per annum, payable in additional shares of Series C Convertible Preferred Stock and Cimarolo has received the following three dividends for the periods of Q3 2006, Q4 2006 and Q1 2007-4/10/07 respectively: 2,127, 1,243, and 1,305. Moreover, Cimarolo’s dividends have accrued a total of 74 shares of Series C Convertible Preferred Stock as additional dividends from Q1 2007-4/10/07. Furthermore, on March 2, 2007, Cimarolo acquired 7,500 shares of Common Stock at $2.00 per share through participation in a Rights Offering, and received a Warrant for 17,500 shares of Common Stock with an exercise price of $2.00. On April 24, 2007, Cimarolo elected to convert, pursuant to the terms of the Series C Convertible Preferred Stock, all of its shares of Series C Convertible Preferred Stock into 192,819 shares of Common Stock. The source of the funds used for the purchase of the securities by Cimarolo was working capital.

On May 31, 2006, Anasazi II entered into a Purchase Agreement for the purchase of 59,524 shares of Series C Convertible Preferred Stock at $1.68 per share. Holders of Series C Convertible Preferred Stock are entitled to a 8% dividend per annum, payable in additional shares of Series C Convertible Preferred Stock and Anasazi II has received the following three dividends for the periods of Q3 2006, Q4 2006 and Q1 2007-4/10/07 respectively: 1,474, 1,230, and 1,305. Moreover, Anasazi II’s dividends have accrued a total of 59 shares of Series C Convertible Preferred Stock as additional dividends from Q1 2007-4/10/07. Furthermore, on March 2, 2007, Anasazi II acquired 10,000 shares of Common Stock at $2.00 per share through participation in a Rights Offering, and received a Warrant for 23,333 shares of Common Stock with an exercise price of $2.00. On April 24, 2007, Anasazi II elected to convert, pursuant to the terms of the Series C Convertible Preferred Stock, all of its shares of Series C Convertible Preferred Stock into 190,776 shares of Common Stock. The source of the funds used for the purchase of the securities by Anasazi II was working capital.

On April 17, 2007, each of the two UGMA purchased 2,500 shares of Common Stock on the secondary market, for an aggregate of 5,000 shares of the Company’s Common Stock. The source of the funds used for the purchase of the securities by UGMA was personal funds.

On April 17, 2007, each of the three Catanese trusts purchased 1,500 shares of Common Stock on the secondary market, for an aggregate of 4,500 shares of the Company’s Common Stock. The source of the funds used for the purchase of the securities by Catanese was personal funds.

Mr. Baker disclaims beneficial ownership of the shares owned by Anasazi Offshore, Anasazi III, Cimarolo, Anasazi II, Adrienne Baker, Catanese and UGMA except to the extent of his pecuniary interest therein.

ITEM 4.	PURPOSE OF TRANSACTION.

The transactions were solely for investment purposes. Each of the Reporting Persons intends to review, from time to time, its investment in the Company on the basis of various factors, including but not limited to the Company’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities market in general and the market for the Company’s securities in particular, as well as other developments and other investment opportunities. Based upon those considerations, each of the Reporting Persons may decide to acquire additional shares of Common Stock on the open market or in privately negotiated transactions, or to dispose of all or a portion of the Common Stock that he owns.

Except as set forth above, no Reporting Person has formulated any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a), (b) Set forth below is the beneficial ownership of shares of Common Stock of the Company for each person named in Item 2. Shares reported as beneficially owned by each of Anasazi Offshore, Anasazi III, Cimarolo, Anasazi II, Adrienne Baker, Catanese and UGMA are also reported as beneficially owned by Mr. Baker, as the sole manager of C.P. Baker, LLC, the manager of each of Anasazi Offshore, Anasazi III, Cimarolo, and Anasazi II funds. Adrienne Baker is the wife of Mr. Baker and the two reside together. Mr. Baker is the Custodian of UGMA. Additionally, Mr. Baker is the Trustee of Catanese. Unless otherwise indicated below, by reason of such relationships each of Anasazi Offshore, Anasazi III, Cimarolo, Anasazi II, Adrienne Baker, Catanese and UGMA is reported as having shared power to vote or to direct the vote and shared power to dispose or direct the disposition of, such shares of Common Stock with Mr. Baker.

Mr. Baker beneficially owns 2,768,810 shares of Common Stock (which includes currently exercisable warrants to purchase 1,116,667 shares of Common Stock), or 2.43% of the outstanding shares of Common Stock of the Company. Mr. Baker may also be deemed to own an additional 4,193,650 shares of Common Stock (which includes currently exercisable warrants to purchase 1,189,406 shares of Common Stock) by reason of his being the spouse of Mrs. Baker, the Trustee of Catanese, the Custodian of UGMA and the sole manager of C.P. Baker, LLC, the manager of each of Anasazi Offshore, Anasazi III, Cimarolo, and Anasazi II. Mr. Baker disclaims beneficial ownership of such shares held by Anasazi Offshore, Anasazi III, Cimarolo, Anasazi II, Catanese, UGMA and Mrs. Baker except to the extent of his pecuniary interest therein.

Anasazi Offshore beneficially owns 882,825 shares of Common Stock (which includes currently exercisable warrants to purchase 31,906 shares of Common Stock), or 0.78% of the outstanding shares of Common Stock.

Anasazi III beneficially owns 2,210,318 shares of Common Stock, representing approximately 1.96% of the outstanding shares of Common Stock.

Cimarolo beneficially owns 481,590 shares of Common Stock (which includes currently exercisable warrants to purchase 17,500 shares of Common Stock), or 0.43% of the outstanding shares of Common Stock.

Anasazi II beneficially owns 224,109 shares of Common Stock (which includes currently exercisable warrants to purchase 23,333 shares of Common Stock), or approximately 0.20% of the outstanding shares of Common Stock.

Adrienne Baker beneficially owns 385,308 shares of Common Stock, representing approximately 0.34% of the outstanding shares of Common Stock.

Catanese beneficially owns 4,500 shares of Common Stock, representing approximately 0.00% of the outstanding shares of Common Stock.

UGMA beneficially owns 5,000 shares of Common Stock, representing approximately 0.00% of the outstanding shares of Common Stock.

By reason of his being the sole manager of C.P. Baker, LLC, the manager of each of Anasazi Offshore, Anasazi III, Cimarolo, and Anasazi II, , the Trustee of Catanese, the Custodian of UGMA, and as husband of Mrs. Baker, Mr. Baker may be deemed to beneficially own an aggregate of 6,962,460 shares of Common Stock (which includes currently exercisable warrants to purchase 1,189,406 shares of Common Stock), or 6.14% of the outstanding shares of Common Stock of the Company. Mr. Baker disclaims beneficial ownership of such shares held by Anasazi Offshore, Anasazi III, Cimarolo, Anasazi II, UGMA, Catanese and Mrs. Baker except to the extent of his pecuniary interest therein.

All percentages set forth in this Schedule 13D are based upon 112,886,078 outstanding shares of Common Stock, as reported to the Reporting Persons by the Company on or about the date of this filing. This number includes 97,301,918 shares of Common Stock outstanding as of March 31, 2007, and 15,584,160 shares of Common Stock issued upon the conversion of Series C Convertible Preferred Stock after March 31, 2007.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in Item 3 and Item 5 herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

On February 1, 2006, Christopher P. Baker entered into a Consulting Agreement (herein the “Consulting Agreement”) with the Company, whereby Mr. Baker agreed to advise the Company as it relates to its financial transactions and to introduce the Company to various distribution networks wherein the Company may sell its products. Mr. Baker additionally agreed to consult and advise the Company as may be reasonably requested from time to time by the Company. In connection with this Agreement, Mr. Baker received a warrant to purchase 1,000,000 shares of the Company’s Common Stock at a stock price of $0.56 per share.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

99.A	Joint Filing Agreement

99.B	List of Directors, Officers and Managers

99.C	Form of Series B 10% Convertible Debenture, used for the April 12, 2004 purchase by Christopher P. Baker, Anasazi Partners III, LLC, Anasazi Partners III Offshore, Ltd., and Cimarolo Partners, LLC.

99.D	Warrant to Purchase Common Stock, dated as of February 1, 2006, by and between the Company and Christopher P. Baker.

99.E	Form of Purchase Agreement, used for the April 20, 2006, May 2, 2006, May 31, 2006, June 20, 2006, August 9, 2006 and August 28, 2006 purchases by Anasazi Partners III, LLC, Cimarolo Partners, LLC, Anasazi Partners III Offshore, Ltd., Anasazi Partners II, LLC, Christopher P. Baker and Adrienne Baker.

99.F	Form of Warrant to Purchase Common Stock used in connection with the March 2007 warrant issued to Christopher P. Baker, Anasazi Partners II, LLC, Anasazi Partners III Offshore, Ltd., and Cimarolo Partners, LLC.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 4, 2007

By:	/s/ Christopher P. Baker
Christopher P. Baker

By:	/s/ Adrienne Baker
Adrienne Baker

ANASAZI PARTNERS III, LLC

By:	C.P. Baker, LLC, the sole Manager of the Fund

	By:	/s/ Christopher P. Baker
Its: Manager
Name: Christopher P. Baker

ANASAZI PARTNERS III OFFSHORE, LTD.

By:	C.P. Baker, LLC,
the Manager of the Fund

	By:	/s/ Christopher P. Baker
Its: Manager
Name: Christopher P. Baker

ANASAZI PARTNERS II, LLC

By:	C.P. Baker, LLC,
the sole Manager of the Fund

	By:	/s/ Christopher P. Baker
Its: Manager
Name: Christopher P. Baker

CIMAROLO PARTNERS, LLC

By:	C.P. Baker, LLC,
the sole Manager of the Fund

	By:	/s/ Christopher P. Baker
Its: Manager
Name: Christopher P. Baker

Christopher P. Baker C/F Derek Baker UGMA

By:	/s/ Christopher P. Baker
Its: Custodian
Name: Christopher P. Baker

Christopher P. Baker C/F Christina Baker UGMA

By:	/s/ Christopher P. Baker
Its: Custodian
Name: Christopher P. Baker

Catanese Family 2005 Minority Trust, FBO Allyson Catanese

By:	/s/ Christopher P. Baker
Its: Trustee
Name: Christopher P. Baker

Catanese Family 2005 Minority Trust, FBO Michelle Catanese

By:	/s/ Christopher P. Baker
Its: Trustee
Name: Christopher P. Baker

Catanese Family 2005 Minority Trust, FBO Anthony Catanese Jr.

By:	/s/ Christopher P. Baker
Its: Trustee
Name: Christopher P. Baker

EXHIBIT INDEX

No.	Description
99.A	Joint Filing Agreement

99.B	List of Directors, Officers and Managers

99.C	Form of Series B 10% Convertible Debenture, used for the April 12, 2004 purchase by

Christopher P. Baker, Anasazi Partners III, LLC, Anasazi Partners III Offshore, Ltd., and Cimarolo Partners, LLC.

99.D	Warrant to Purchase Common Stock, dated as of February 1, 2006, by and between the Company and Christopher P. Baker.

99.E	Form of Purchase Agreement, used for the April 20, 2006, May 2, 2006, May 31, 2006, June 20, 2006, August 9, 2006 and August 28, 2006 purchases by Anasazi Partners III, LLC, Cimarolo Partners, LLC, Anasazi Partners III Offshore, Ltd., Anasazi Partners II, LLC, Christopher P. Baker and Adrienne Baker.

99.F	Form of Warrant to Purchase Common Stock used in connection with the March 2007 warrant issued to Christopher P. Baker, Anasazi Partners II, LLC, Anasazi Partners III Offshore, Ltd., and Cimarolo Partners, LLC.